

February 14, 2024

Laurent Mercier
Chief Financial Officer
COTY INC.
350 Fifth Avenue
New York, New York 10118

> **Re: COTY INC.**
> **Form 10-K for Fiscal Year Ended June 30, 2023**
> **Form 8-K Filed February 8, 2024**
> **File No. 001-35964**

Dear Laurent Mercier:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

1. Please expand your discussion and analysis to quantify the impact when multiple factors contribute to the changes in these line items. One example are the material factors listed as positively and negatively impacting net revenues for each of the reportable segments that provide no insight as to how each factor impacted net revenues. Further, net revenue analysis at the consolidated and segment levels should include quantification of the extent to which changes in volume, pricing and product mix impacted net revenues rather than on a combined basis. Refer to Item 303(b)(2) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

2. Please provide an analysis of the factors materially impacting your results of operations at the consolidated and segment levels. In this regard, we note you attribute the improvement in operating income from continuing operations to the changes in various types of costs without an analysis of the underlying causes. One example is to provide a

discussion as to why there was a reduction in fixed costs and whether you expect this trend to continue. Similarly, we note you attribute the change in net revenues to a change in the mix of products without explaining how that change in the mix of products also impacted operating income and whether you expect the change to continue into the future. Finally, we note a more robust discussion of your operating results in your earnings press release. Refer to Item 303(b)(2) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification (i.e., Release 33-8350, Section III.B.) for guidance.

3.   Please provide a more detailed discussion of the material factors impacting income tax expense (benefit). As a global company generating approximately 72% of net revenues outside of the United States for the periods presented with foreign subsidiaries generating income from continuing operations before income taxes while the US is reporting losses, it would appear a more detailed analysis of your income tax expense (benefit) and effective tax rate for each period presented along with an analysis of the impact of foreign earnings as compared to US losses would be useful for investors to better understand the material drivers impacting taxes. Refer to Item 303(b)(2) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

4.   Please revise your presentation of Adjusted EBITDA throughout your filing to comply with the disclosure requirements in Rule 100(a) of Regulation G, Items 10(e)(1)(i)(A) and 10(e)(1)(i)(B) of Regulation S-K, and Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. In this regard, Question 103.02 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures indicates that net income and not operating income is the most directly comparable financial measure or measures calculated and presented in accordance with US GAAP. Address this comment throughout your Forms 10-Q and earnings press releases as well.

Form 8-K Filed February 8, 2024

Exhibit 99.1

5.   For each non-GAAP measure presented, please present the most directly comparable financial measure or measures calculated and presented in accordance with US GAAP in accordance with Rule 100(a) of Regulation G, Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. Examples include your presentation and discussion of adjusted operating margin and adjusted EBITDA margin on pages 1, 3 and 4; financial leverage ratio on pages 2, 3 and 5; and segment adjusted operating income margin and segment adjusted EBITDA margin on pages 5 and 6 without presenting the comparable margin or ratio calculated using the most comparable US GAAP measures. As applicable, address this comment as well as our additional non-GAAP measure comments to your Forms 10-K and 10-Q presentations.

6.   We note that the headlines for your second quarter of 2024 earnings press release references EBITDA and EBITDA margin, which are not disclosed in the earnings press release, without also mention of net income and net income margin. Similarly, we also note that your discussion and analysis of non-GAAP measures at the consolidated and segment levels are more comprehensive than your discussion and analysis of the comparable US GAAP measure throughout the earnings release. With reference to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, ensure your disclosures, discussion and other presentations do not present, discuss and/or analyze non-GAAP financial measures with more prominence than the most directly comparable US GAAP measure.

7.   Please provide reconciliations for adjusted operating income and adjusted EBITDA presented at the segment levels as required by Rule 100(a) of Regulation G and Item 10(e)(1)(i)(B) of Regulation S-K.

8.   We note your presentation of economic net debt, which excludes the carrying value of your Wella investment from financial net debt, or total debt less cash and cash equivalents. Please tell us your basis for excluding the entire value of the Wella investment from financial net debt. In this regard, we note your disclosure on page 50 of the fiscal year 2023 Form 10-K that you intended to use only a portion of the net proceeds from the intended sale of a 3.6% stake in Wella to pay down the outstanding principal balance of your revolving credit facility.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services